Exhibit 1

FOR IMMEDIATE RELEASE	27 NOVEMBER 2013

WPP PLC (“WPP”)

WPP acquires majority stake in Cerebra Communications in South Africa

WPP announces that it has acquired a majority stake in Cerebra Communications, an integrated strategic communication agency based in Johannesburg.

Founded in 2006 and employing 35 people, Cerebra builds, engages and activates brand communities for clients including Nedbank and Vodacom. Cerebra’s services include community management, crisis management, social business strategy and creative communication campaigns. Cerebra will retain its independent positioning and will work closely with other WPP companies in South Africa and across Africa.

Audited revenues for the year ended February 2013 were approximately ZAR 17 million, with gross assets at the same date of approximately ZAR 4.1 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors and strengthening its capabilities in digital media. WPP’s digital revenues (including associates) were well over US$5 billion in 2012, representing 33% of the Group’s total revenues of US$16.5 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years. In South Africa, the Group (including associates) generates revenues of around US$550 million and employs over 25,000 people. Across the continent of Africa, the Group (including associates) collectively generates revenues of US$700 million and employs over 27,000 people.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204